SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PUBLICLY HELD COMPANY

CORPORATE TAXPAYERS’ ID. (CNPJ/MPF): 42.150.391/0001-70
COMPANY REGISTRY (NIRE) NO. 29.300.006.939

NOTICE TO THE MARKET

BRASKEM S.A. (“Braskem”), pursuant to Instruction 384/2003 of the Brazilian Securities and Exchange Commission (CVM) and Resolution 293/2003 of the São Paulo Stock Exchange (BOVESPA), hereby informs its shareholders and the market that on the present date it signed an agreement with BANCO UBS PACTUAL S/A to serve as Market Maker for its Class ‘A’ preferred shares listed on the BM&FBovespa. Braskem currently has 247,667,910 (two hundred forty-seven million, six hundred sixty-seven thousand, nine hundred ten) outstanding Class ‘A’ preferred shares.

The Agreement is valid for 12 (twelve) months and may be renewed through Contractual Addendums. It is important to mention that no other agreement was signed with BANCO UBS PACTUAL S/A regulating the exercise of voting rights or the purchase or sale of securities issued by Braskem.

The Market Maker is an agent that undertakes to maintain a regular and continuous flow of purchase and sale offers, thus ensuring minimum liquidity and a benchmark price for the share, while respecting a predetermined spread. The hiring of a market maker underlines Braskem’s commitment to its investors by fostering the liquidity of its shares.

BANCO UBS PACTUAL S/A will begin market making services for Braskem on July 2, 2009.

São Paulo, July 2, 2009

 Carlos José Fadigas de Souza Filho
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.